PENTAIR
Q1 2012 EARNINGS RELEASE
April 24, 2012
Filed by Pentair, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Pentair, Inc.
Commission File Number: 000-04689

PENTAIR

FORWARD-LOOKING STATEMENTS
Caution Concerning Forward-Looking Statements
This communication may contain certain statements about Pentair, Inc. (“Pentair”), Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco International Ltd. (“Tyco”) that are
“forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the Merger,  Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts.  Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”,
“projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements.  These statements are based on the current expectations of the management of Pentair, Tyco Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change.  Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Merger and related transactions; risks relating to any unforeseen liabilities of Pentair or Tyco Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects;
business and management strategies and the expansion and growth of Pentair's or Tyco Flow’s operations; Pentair’s and Tyco Flow’s ability to integrate successfully after the
Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’s businesses; the risk that disruptions from the transaction will harm
Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives, expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K under the caption “Risk Factors”.   Forward-looking
statements included herein are made as of the date hereof, and none of Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.
Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of a vote or proxy.  The Merger will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco shareholders will be submitted to a vote of Tyco shareholders.  In connection with the Merger, Tyco
Flow will file a registration statement on Form S-4 with the SEC. Such registration statement will include a proxy statement of Pentair that also constitutes a prospectus of Tyco
Flow, and will be sent to Pentair shareholders.  In addition, Tyco Flow will file with the SEC a Form 10 and Tyco will file a proxy statement with the SEC related to the proposed distribution of the Tyco Flow shares that will be sent to Tyco shareholders.  Shareholders of Pentair and Tyco are urged to read the proxy statements and other documents filed with the SEC when they become available because they will contain important information about Pentair, Tyco Flow, Tyco and the proposed transactions. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to Pentair, Tyco Flow and Tyco free of charge from the
SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Pentair upon written request to Investor Relations
Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730 or from Tyco or Tyco Flow upon written request to Investor
Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200.
Participants in the Solicitation
Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 21, 2012 and definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on
March 9, 2012. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the SEC on November 16, 2011 and definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statements when it becomes available.

PENTAIR
3
Well-Positioned to Serve the “New” New World
-
Growing Population and Wealth of Developing Economies
A World-Leading ~$7.7B
*
Industrial Growth Company
-
A Global Leader in Flow, Filtration and Equipment Protection
PENDING PENTAIR & TYCO FLOW MERGER, Previously Announced
A Great Industrial Combination
Strong from the Start
-
More Global, More Diverse and More Scale
Stronger in the Future
-
Projected ~$0.40 Accretive to 2013 EPS; Expect 2015 EPS of >$5.00
-
Expect ~$200M annual operational cost synergies with full realization by Yr 3

4
* Combined projected 2012 pro forma revenues. Tyco Flow financials calendarized to December.

PENTAIR

Adj. Op Income Up 10%
Adj. Op Margins 11.3% … Up 20 bps
• Volume/Acq. (0.8 pts.)
• Price/Productivity +3.0 pts.
• Inflation (2.0 pts.)
Adj. EPS Up 23%
• Adj. Effective Tax Rate ~20%
(ETR ~29% excl. discrete tax item benefit)
• Adj. Interest Up ~$7M
Q1 Free Cash Flow of ($82M)
•
Normal Seasonality and Timing
•
On Track to Deliver FY FCF >100% of NI
* All year-over-year comparisons against 2011 adjusted results.
** CPT refers to the acquisition of Norit’s Clean Process Technologies Business; Closed May 12, 2011
FINANCIAL HIGHLIGHTS
SUMMARY
Sales Up 9% …
(Incl. +9 pts from CPT ** & (1 pt) from FX)
• Water & Fluid Up 14%
• Technical Products Down (1%)
• Western Europe Plus Lower Flood-Related Pump
Sales Negatively Impacted Top-Line
• Double Digit Growth in Industrial, Energy,
Agriculture and Pool
• Pricing, Lean & Repositioning Drove Margins
up YoY, Despite Acquisition Impact
• Below the Op Line, Lower Taxes YoY More than
Offset Higher Interest and Diluted Shares
Strong Execution Drove Double Digit Adj. Op Income Growth
Q1’12 PENTAIR RESULTS
*
Q1’12 Q1’11
Sales
$858M $790M
Op Income
(Rpt.)
$85M $86M
Op Income
(Adj.)
$97M $88M
ROS
(Adj.)
11.3% 11.1%
EPS
(Rpt.)
$0.61 $0.51
EPS
(Adj.)
$0.64 $0.52

PENTAIR

Operating Margins / Productivity Highlights
Sales Up 14% … Up 1% ex-CPT
• Flow (3%)
-
Lower Flood-Related Pump, W. Europe & Muni Sales
• Treatment/Process  +34%
-
Strong Industrial, Energy Offsetting W. Europe Headwinds
• Aquatic  +18%
-
Strong Eco-Select Product Sales and Dealer Expansion
Fast Growth Regions Up 41%, including CPT
Sales Highlights
(by Platform)
Operating Margins 10.8%, incl. CPT impact
•
Solid Pricing and Productivity Execution, Along
with Repositioning Actions Benefited Margins;
More to Come Balance of Year
•
CPT Acquisition Seasonality Weighed on Margins
(~100bps negative impact), As Anticipated
•
Continued Investments in New Product
Development to Fuel Future Growth
Solid Pricing and Productivity ... Positive Secular Trends
SALES OPERATING INCOME
Q1’12 WATER & FLUID SOLUTIONS PERFORMANCE
*
YoY
Q1’11
Prod./
Price
Infl. Growth Q1’12
$1M
$64M $17M
$57M
$515M
$587M
($4M)
Q1’11 Volume Price FX Q1’12
$10M
($2M)
($11M)
$68M
CPT Acq.
+14%
YoY
+12%
YoY
(0pts) 13pts 2pts (1pt) 14pts
ROS
(2.1%) (1.0%) 2.9% 10.8% 11.0%
ROS
* All year-over-year comparisons against 2011 adjusted results.

PENTAIR

Sales Down 1% … Flat ex-FX
Fast Growth Regions Up 1%
• Industrial +10%
• Energy +10%
• Commercial +5%
• Infrastructure +6%
• General Electronics (5%)
• Communications (23%)
• Sec/Def, Medical (10%)
Q1’12 TECHNICAL PRODUCTS PERFORMANCE
*
Industrial & Energy Strong … >100 bps Margin Expansion
SALES OPERATING INCOME
Operating Margins / Productivity Highlights Sales Highlights
(by End-Market Served)
Operating Margins 18.6%, Up 110bps
•
End of Life Telecom Project & W. Europe Headwinds
Impacted Top-Line; Minimal Op Margin Impact
•
Strong Gross Margin Performance, with Continued
Investments in Global Selling & Marketing
•
Pricing Initiated in Early March; Repositioning
Benefits Ramping through Year
YoY
$275M
$271M
($3M)
Q1’11 Volume Price FX Q1’12
$2M
($3M)
$0M
Acq.
(1%)
YoY
(1pt) 0pts 1pt (1pt) (1pt)
Q1’11
Prod./
Price
Infl. Growth
Q1’12
($2M)
$50M $8M
$48M
($4M)
+5%
YoY
ROS
(1.6%) (0.3%) 3.0% 18.6% 17.5%
ROS
* All year-over-year comparisons against 2011 adjusted results.

PENTAIR

ROIC (After-tax) 9.4% 9.0%
Debt / Total Cap. 41.1% 40.4%
Q1‘12
Maturity
Rate
Variable 2016 2.1%
Fixed ’12 – ’21 5.4%
$1.4B
Q1’12
Avg. Rate ~4.9% ~78% Fixed …
YE‘11
$1.1B
$0.3B
Key Ratios Exclude Non-controlling Interest from Equity
BALANCE SHEET AND CASH FLOW
Good ROIC Progress … FY Free Cash Flow on Track
KEY RATIOS
CASH FLOW DEBT SUMMARY
Q1 Q1
($M)
2012 2011 YOY Chg
Net Income attributable to
Pentair, Inc.
61 $           51 $           10 $
Non-Cash Items
31 $              27 $              4 $
Subtotal
92 $           78 $           14 $
Working Capital
(124) $          (114) $          (10) $
Capital Expenditures
(16) $            (13) $            (3) $
Asset Sales
2 $                - $            2 $
Other Accruals/Other
(36) $            (12) $            (24) $
Free Cash Flow
(82) $          (61) $          (21) $
Q1 Q1
Use of Cash:
2012 2011 YOY Chg
Beginning Debt
1,309 $      707 $         (602) $
Cash Usage
82 $              61 $              (21) $
Divestitures
- $            - $            - $
Share Repurchase
- $            - $            - $
Dividends
22 $              20 $              (2) $
Borrowings
- $            - $            - $
Other
2 $                20 $              18 $
Ending Debt
1,415 $      808 $         (607) $

PENTAIR

•
Top-Line Challenges Largely As Expected
-
Anticipated Sluggish Municipal Business, End of Life Telecom Project and Foreign Exchange
-
Flood-Related Pump Sales & Western Europe Worse than Expected
•
Strong Growth Continued in Many End-Markets We Serve
–
Including US Industrial +18%, Pool +18%, Energy +17% and Agriculture +22%
•
Adj. Op Income Grew 10% in Q1, Great PIMS Execution
-
Operating Excellence, Solid Pricing & Repositioning Actions Yielding Results
-
Targeted Investments in Global Marketing Capabilities and New Product Development
•
On-Track to Deliver Full Year Adj. Operating Income Targets
Q1’12 SUMMARY
Strong Execution Across Businesses … Solid Start to 2012

PENTAIR

•
Flow (~40% of Water & Fluid Solutions Sales Mix)
-
Expect W. Europe & Municipal Headwinds to Continue
in 1H; Easier Comparisons in 2H
•
Treatment/Process  (~38% of Sales Mix)
-
Expect Industrial/Energy to Remain Strong;
Stabilized US Residential with Easier 2H Comparisons
-
Expect W. Europe Headwinds to Continue; Expect Fast
Growth Regions Sales to Improve
•
Aquatic (~22% of Sales Mix)
-
Significant Pool Installed Base; Expect Good Demand
with Eco-Select Products Growing Beyond Market
-
Brazil Acquisition Expected to Benefit Sales >$10M
SALES GROWTH EXPECTATIONS
(FY 2012)
Nice Growth in Many Verticals …
Mitigating W. Europe & Muni Headwinds
Water &
Fluid
Solutions,
69%
Technical
Products,
31%
Industrial 37%
Communications 20%
Energy 11%
General Electronics 11%
Commercial 7%
Infrastructure 6%
Other 8%
WATER & FLUID SOLUTIONS (FY’12)
TECHNICAL PRODUCTS (FY’12)
SALES MIX BY SEGMENT (2011)
Strength in Breadth of Portfolio
&
Alignment with Global Mega Trends
•
Expect Attractive Growth in Industrial and Energy
•
Softness in Electronics and Communications
Expected to Continue
–
Lumpy Telecom Program Impact 1H  ~$15M YOY
•
Solid Growth in Commercial and Infrastructure
Expected to Continue
Residential 52%
US 68%
Non-US 32%
Industrial 18%
Commercial 13%
Municipal 11%
Agriculture 6%

PENTAIR

FY'11 FY'12e Q1'11 Q1'12
11.7%
Prioritization of Investments,
Accelerating Productivity &
Anniversary of CPT to Help
Margins Balance of Year
11.1%
~12.3%
11.3%
+20 bps
incl. CPT
acq. impact
•
More Productivity
–
Robust Productivity Programs + Lean Discipline
–
Benefit from Q4 Repositioning Actions, Expect
~$20M for Full Year
–
Lapping CPT Acquisition Impact Mid Q2; YoY Improvements
on Track for CPT Business
•
Better Price/Cost
–
Q1 Pricing of 1.3% … Expect Full Year Pricing >1.5% with
Most Pricing in Effect by Early March
–
Modest Easing of Material Inflation with Good Visibility on
Most Key Inputs, Significant Inflation of ~4.8% in 2011
•
Sustaining, Strategic Investments
–
Continued Investments in New Product Development
and Global Selling & Marketing … Slower Pace
(at midpoint)
OPERATING MARGIN EXPECTATIONS
(Q1/FY 2012)
Good Start … More Pricing, Productivity + ‘Paced’ Investments
ADJ. OP MARGIN* OPERATING MARGIN EXPECTATIONS
+50 bps
to
80 bps

PENTAIR

Op Income Up 7% - 12%
Op Margins 13.5% -
14.0%, up 20 to 70 bps
• Water & Fluid Margins ~14.5%
• Technical Products Margins ~18.5%
EPS Up 5% - 9%
• Adj. Tax Rate 28% - 29%
• Interest Up ~$3M
Q2’12 FINANCIAL OUTLOOK
KEY HIGHLIGHTS
Sales Up 6% - 8% …
(incl. ~4pts from CPT Acq.)
• Water & Fluid Up 9% - 11%
• Technical Products Flat to Down (2%)
Q2’12 Q2’11
Sales
$965M - $980M $910M
Op Income
(Rpt.)
$130M - $135M $109M
Op Income
(Adj.)
$130M - $135M $121M
ROS
(Adj.)
13.5% - 14.0% 13.3%
EPS
(Rpt.)
$0.79 - $0.82 $0.67
EPS
(Adj.)
$0.79 - $0.82 $0.75
• Expanded Coverage & Penetration, New Products
and Fast Growth Region Sales to Fuel Top-line
• Expect Good Growth in Industrial, Pool, Energy &
Agriculture to Continue … Slower Decline in Muni
• Repositioning Benefits and Pricing Realization
Ramping from Q1, Plus Productivity to Drive
Margin Expansion
Expanded Penetration, New Products & Margin Expansion Driving Growth
Q2’12 PENTAIR OUTLOOK
*
Q2 Free Cash Flow of ~$180M
• Expect FCF >100% of Net Income
* 2012 Q2 outlook excludes all impacts of the Tyco Flow Deal;   All year-over-year comparisons against 2011 adjusted results.

PENTAIR

FY’12 FINANCIAL OUTLOOK
KEY HIGHLIGHTS
• New Products, Expanded Distribution and Fast
Growth Regions Expected to Fuel Growth
• Expect Better Price/Cost, More Productivity
and Prioritized Investments to Expand Margins
• Expect to Generate FCF > Net Income, with
Disciplined Allocation
• Integration Planning & Leadership is Critical
… Tyco Flow Deal Not Reflected in this Outlook
Growth and Productivity Strategies In Place …
Well Positioned in 2012
FULL YEAR 2012 PENTAIR OUTLOOK
*
FY’12 FY’11
Sales
~$3.7B $3.46B
Op Income
(Rpt.)
$433M - $458M $169M
Op Income
(Adj.)
$445M - $470M $404M
ROS
(Adj.)
up 50 bps - 80 bps 11.7%
EPS
(Rpt.)
$2.62 - $2.77 $0.34
EPS
(Adj.)
$2.65 - $2.80 $2.41
Adj. Op Income Up 10% - 16%
Adj. Op Margins Up 50 bps - 80 bps
• Water & Fluid Margins, Up ~50 bps
• Technical Products Margins, Up ~100 bps
Adj. FY EPS Up 10% - 16%
• Adj. Tax Rate 26% - 27%
• Adj. Interest Up ~$8M YoY
Sales Up 6% - 8% …
(incl. ~3pts from CPT Acq.)
• Water & Fluid Up 8% - 10%
• Technical Products Up 2% - 4%
FY’12 Free Cash Flow ~$270M
• Expect >100% Net Income Conversion
* 2012 full year outlook does not include any future impact from Tyco Flow Deal;   All year-over-year comparisons against 2011 adjusted results.

PENTAIR

•
Consistent Strategy, Aligned with Demands of the ‘New’ New World
-
Good Execution on Growth Initiatives; Agriculture, Energy and Industrial Process All Up
Double Digits in Q1
•
Pentair Integrated Management System Driving Growth and
Margin Expansion
-
Lean Discipline, Productivity Rigor and Cost Containment Programs In Place
-
Pricing and Repositioning Benefits Ramping Throughout the Year
•
Leverage Investments in Fast Growth Regions and Innovation
-
Good Growth Plans and Growing Scale in Fast Growth Regions
-
Exciting Product Launches Planned for 2H of 2012; Focus on Sustainability, Efficiency,
Automation and Control
•
ROIC Improvements on Track … Approaching Double Digits
SUMMARY
Consistent Strategy … Great Progress

PENTAIR 14 APPENDIX GAAP to Non-GAAP Measurements & Reconciliations

PENTAIR

GAAP TO NON-GAAP RECONCILIATIONS
$ in thousands
Q111 Q211 Q311 Q411 Q112
Reported Operating Income 86,177 $        109,422 $      92,903 $        (119,985) $     84,952 $
Adjustments 1,906             11,392           7,877             214,010         11,831
Adjusted Operating Income 88,083 $        120,814 $      100,780 $      94,025 $        96,783 $
Reported Provision for Income Taxes 25,053 $        27,344 $        24,050 $        (3,388) $         9,079 $
Effect of Adjustments on Provision for Income Taxes 618                 2,589             1,315             24,187           7,451
Adjusted Provision for Income Taxes 25,671 $        29,933 $        25,365 $        20,799 $        16,530 $
Reported Effective Tax Rate 32.5% 28.6% 31.6% 2.5% 12.7%
Adjusted Effective Tax Rate 32.5% 28.0% 30.2% 27.0% 20.0%
NOPAT 59,456 $        86,977 $        70,341 $        68,601 $        84,492 $
Trailing four quarter NOPAT 243,141 $      263,734 $      272,497 $      285,374 $      310,410 $
Ending Invested Capital (excluding noncontrolling interest) 2,918,453 $   3,587,289 $   3,478,386 $   3,192,339 $   3,387,353 $
Trailing five quarter average invested capital 2,777,584 $   2,931,471 $   3,091,372 $   3,186,207 $   3,312,764 $
After Tax Return on Invested Capital 8.8% 9.0% 8.8% 9.0% 9.4%
NOPAT (Net Operating Profit After Tax) is Defined as [(Adjusted OI) X (1 - Adjusted Effective Tax Rate)]
Ending Invested Capital is Defined as [Total Shareholders' Equity - Noncontrolling interest + Long-term Debt + Current Maturities of Long-term Debt + Short-term Borrowings
    - Cash and Cash Equivalents]
Free Cash Flow
Net cash provided by (used for) operating activities (48,180) $       200,791 $      87,948 $        79,666 $        (67,509) $
Capital expenditures (13,268)          (21,953)          (17,842)          (20,285)          (15,621)
Proceeds from sale of property and equipment 42                   47                   50                   1,171             1,528
Free cash flow (61,406) $       178,885 $      70,156 $        60,552 $        (81,602) $
Free Cash Flow is Defined as [Net cash provided by (used for) continuing operations - Capital Expenditures + Proceeds from sale of property and equipment]

PENTAIR

REPORTED TO ADJUSTED 2012 RECONCILIATION
Pentair, Inc. and Subsidiaries
Reconciliation of the GAAP "As Reported" year ending December 31, 2012 to the "Adjusted" non-GAAP excluding the effect of 2012 adjustments (Unaudited)
Total Pentair First Quarter Year
In millions, except per-share data 2012 2012
Net sales 858.2 $                       approx $3.700
Operating income - as reported 85.0 approx 433 - 458
% of net sales 9.9% approx. 12%
Adjustments:
Deal related costs 11.8 11.8
Operating income - as adjusted 96.8 approx 445 - 470
% of net sales 11.3% approx. 12%+
Net income attributable to Pentair, Inc. - as reported 60.8 approx 265 - 281
Interest expense (1.2) (1.2)
Adjustments net of tax 4.4 4.4
Net income from continuing operations attributable
to Pentair, Inc. - as adjusted 64.0 approx 268 - 284
Continuing earnings per common share attributable to Pentair, Inc. - diluted
Diluted earnings per common share - as reported 0.61 $                         $2.62 - $2.77
Adjustments 0.03 0.03
Diluted earnings per common share - as adjusted 0.64 $                         $2.65 - $2.80

PENTAIR

Note:  Inventory step-up and customer backlog reflect amortization of fair market value step-up associated with inventory and in process customer contracts.
REPORTED TO ADJUSTED 2011 RECONCILIATION
Pentair, Inc. and Subsidiaries
Reconciliation of the GAAP "As Reported" year ending December 31, 2011 to the "Adjusted" non-GAAP excluding the effect of 2011 adjustments (Unaudited)
Total Pentair First Quarter Second Quarter Third Quarter Fourth Quarter Year
In millions, except per-share data
2011 2011 2011 2011 2011
Net sales 790.3 $                        910.2 $                           890.5 $                     865.7 $                     3,456.7 $
Operating income - as reported 86.2                             109.4                              92.9                          (120.0)                       168.5
   % of net sales 10.9% 12.0% 10.4% (13.9%) 4.9%
Adjustments:
    CPT deal related costs 1.7                               6.1                                  —                             0.5                            8.3
    Restructuring —                                —                                   2.1                            10.8                          12.9
    Inventory step-up and customer backlog 0.2                               5.3                                  5.8                            2.2                            13.5
    Goodwill impairment —                                —                                   —                             200.5                        200.5
Operating income - as adjusted 88.1                             120.8                              100.8                        94.0                          403.7
   % of net sales 11.1% 13.3% 11.3% 10.9% 11.7%
Net income attributable to Pentair, Inc. - as reported 50.5                             66.7                                51.1                          (134.1)                       34.2
    Adjustments net of tax 1.3                               8.8                                  6.6                            189.8                        206.5
Net income from continuing operations attributable
    to Pentair, Inc. - as adjusted 51.8                             75.5                                57.7                          55.7                          240.7
Continuing earnings per common share attributable to Pentair, Inc. - diluted
Diluted earnings per common share - as reported 0.51 $                          0.67 $                             0.51 $                       (1.36) $                      0.34 $
Adjustments 0.01                             0.08                                0.07                          1.92                          2.07
Diluted earnings per common share - as adjusted 0.52 $                          0.75 $                             0.58 $                       0.56 $                       2.41 $

PENTAIR

Note:  Inventory step-up and customer backlog reflect amortization of fair market value step-up associated with inventory and in process customer contracts.
REPORTED TO ADJUSTED 2011 RECONCILIATION
Pentair, Inc. and Subsidiaries
Reconciliation of the GAAP "As Reported" year ending December 31, 2011 to the "Adjusted" non-GAAP excluding the effect of 2011 adjustments (Unaudited)
Water
First Quarter Second Quarter Third Quarter Fourth Quarter Year
In millions
2011 2011 2011 2011 2011
Net sales 515.4 $                     632.0 $                     614.6 $                     607.9 $                     2,369.8 $
Operating income - as reported 56.5 $                       84.5 $                       59.6 $                       (142.3) $                    58.3 $
   % of net sales 11.0% 13.4% 9.7% (23.4%) 2.5%
Adjustments:
    Restructuring —                             —                             2.0                            7.8                            9.8
    Inventory step-up and customer backlog 0.2                            5.3                            5.8                            2.2                            13.5
    Goodwill impairment —                             —                             —                             200.5                        200.5
Operating income - as adjusted 56.7                          89.8                          67.4                          68.2                          282.1
   % of net sales 11.0% 14.2% 11.0% 11.2% 11.9%
Technical Products
Net sales 274.9 $                     278.2 $                     276.0 $                     257.8 $                     1,086.9 $
Operating income - as reported 48.1 $                       48.3 $                       48.6 $                       40.3 $                       185.3 $
   % of net sales 17.5% 17.3% 17.6% 15.6% 17.0%
Adjustments - Restructuring —                             —                             0.1                            2.0                            2.1
Operating income - as adjusted 48.1                          48.3                          48.7                          42.3                          187.4
   % of net sales 17.5% 17.3% 17.7% 16.4% 17.2%